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                                    KELLWOOD


                                  April 12, 2005


                                                              Thomas H. Pollihan
                                                          Senior Vice President,
                                                   Secretary and General Counsel


H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:      Kellwood Company
         File No. 333-117833
         SEC March 31, 2005 Comment Letter

Dear Mr. Owings:

This letter is in response to your letter of March 31, 2005 commenting on the Post-Effective Amendment No. 2 to Form S-3 as filed by Kellwood Company on March 17, 2004. For your convenience the text of your numbered comments is set forth in bold type.

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM S-3
------------------------------------------

1. WE NOTE THAT YOU HAVE ATTEMPTED TO REGISTER GUARANTEES BY POST-EFFECTIVE AMENDMENT. YOU MAY NOT REGISTER NEW SECURITIES BY POST-EFFECTIVE AMENDMENT. PLEASE FILE A NEW REGISTRATION STATEMENT TO REGISTER THE GUARANTEES.

         A new registration statement covering the convertible debentures and the subsidiary guarantees will be filed.

2. PLEASE PROVIDE US YOUR ANALYSIS AS TO WHY YOU BELIEVE YOU ARE ELIGIBLE TO USE FORM S-3 TO REGISTER THE GUARANTEES OF YOUR NON-REPORTING SUBSIDIARY GUARANTORS. IT IS UNCLEAR WHETHER THE SUBSIDIARIES MEET THE ELIGIBILITY REQUIREMENTS FOR FORM S-3. PLEASE ADVISE.

         We believe that the guarantees of the non-reporting subsidiary guarantors meet the eligibility requirements for Form S-3, since the following three requirements of General Instruction I. C.3 are met:

         o Parent of the registrant-subsidiary (the Company) meets the Registrant Requirements and the applicable Transaction Requirement of Form S-3;

         o As primary obligor on the debentures, the Company has effectively, fully and unconditionally guaranteed the subsidiaries' payment obligations on the securities being registered; and


600 Kellwood Parkway - Chesterfield, MO 63017
Tel 314-576-3312 - fax 314-576-3388

tom.pollihan@kellwood.com - www.kellwood.com


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H. Christopher Owings
April  12, 2005
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         o     The subsidiary guarantees being registered are non-convertible securities. The SEC in its telephone manual has confirmed that a subsidiary guarantee is not a convertible security, even if it is a guarantee of a convertible security. See Division Of Corporation Finance, Manual Of Publicly Available Telephone Interpretations, Interpretations H.15 and H.65.

         The SEC has interpreted General Instruction I.C.3 to authorize a non-reporting subsidiary guarantor to use Form S-3 to register guarantees of senior securities to be issued by its registrant parent. See the letter of the Office of Chief Counsel, Division of Corporation Finance, dated August 24, 1995, in response to a general inquiry from Sharon A. Borak of O'Melveney & Myers, a copy of which is attached.

         In that letter, the SEC stated that a subsidiary guarantor may use Form S-3 to register the offering of its guarantee of senior securities to be issued by its registrant-parent, subject to compliance with the following three criteria:

         o The registrant-parent company meets the registrant requirements and the conditions of transaction requirement B.1 to Form S-3 relating to primary offerings of equity and non-investment grade securities.

               The Company satisfies this condition.

         o The guarantor-subsidiary is eligible to comply with its disclosure and periodic reporting as permitted under Staff Accounting Bulletin 53.

               The subsidiary guarantors of the Debentures have complied with the disclosure and reporting requirements of the SEC Release "Financial Statements and Periodic Reports For Related Issuers and Guarantors," SEC Rel. 33-7878 (the "2000 Release"), which expressly superceded Staff Accounting Bulletin 53. The subsidiaries and the registration of the subsidiary guarantees do not require separate financial statements, but instead qualify to use condensed consolidating financial information in a footnote to the parent company financial statements, pursuant to Rule 3-10 of Regulation S-X. In addition, Rule 12h-5 of Regulation S-X also exempts the subsidiaries from the periodic reporting requirements of the Exchange Act.

         o Except as permitted under SAB 53, and to the extent material to investors, the short form registration statement will include Form S-1 level disclosure about the guarantor-subsidiary.

               Under the 2000 Release, the subsidiary guarantors are not required to file periodic reports or include separate financial statements in connection with the registration statement with respect to the guarantees. All financial disclosures required by

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H. Christopher Owings
April  12, 2005
Page 3
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               the 2000 Release have been filed and are incorporated by
               reference in the short form registration statement.

         It is also important to note that the inclusion of subsidiary guarantees on the parent company's registration of securities on Form S-3 is accepted practice. As noted by the SEC in the 2000 Release, "It is becoming increasingly common for a parent company to raise capital through offerings of its own securities that are guaranteed by one or more of its subsidiaries". Over a dozen S-3 registrations of convertible debentures with subsidiary guarantees have become effective in the last year where the registrations would not be able to comply with General Instructions I.C.1 or I.C.2 of Form S-3. In addition, universal shelf registration statements routinely include subsidiary guarantees in situations where General Instructions I.C.1 or I.C.2 of Form S-3 would not be satisfied.

         Since the eligibility requirements are met and the appropriate disclosures have been made, the Company and the reporting subsidiary guarantors believe that they are eligible use of a Form S-3 Registration Statement to register the subsidiary guarantees.

RISK FACTORS
------------

A CHANGE IN THE ACCOUNTING RULES RELATING TO HOW THE DEBENTURES IMPACT THE
--------------------------------------------------------------------------
COMPUTATION OF OUR DILUTED EARNINGS... PAGE 24
----------------------------------------------

3. PLEASE UPDATE THIS RISK FACTOR TO REFLECT THE CHANGE IN ACCOUNTING TREATMENT THAT THE FINANCIAL ACCOUNTING STANDARDS BOARD HAS MADE REGARDING CONTINGENT CONVERTIBLE DEBT. YOU SHOULD DISCUSS ANY RISKS ASSOCIATED WITH THIS CHANGE.

         At the time we issued our original S-3, EITF No. 04-08 had not been issued. We agree that the wording should be revised. We have changed the wording for this risk factor, including specific reference to EITF No. 04-08, to the following:

             "The accounting rules relating to how the debentures impact the computation of our diluted earnings per share will cause us to report additional dilution in our diluted earnings per share if our share price increases to above the conversion price."

         Under EITF No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," the Financial Accounting Standards Board has amended certain accounting rules to now require the inclusion of the potential conversion of the debentures into common stock in our diluted earnings per share calculation if our share price increases to above the conversion price. The conversion price is initially equal to $53.35 per share of common stock, subject to adjustment upon the occurrence of specified events. On July 29, 2004, we irrevocably elected, by notice to the trustee and the holders of the debentures, to satisfy in cash 100% of the accreted principal amount of debentures converted. We may still satisfy the remainder of the conversion

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H. Christopher Owings
April  12, 2005
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         obligation, if any, to the extent it exceeds the accreted principal amount, in cash or common stock or any combination thereof. The extent to which the conversion obligation exceeds the accreted principal amount will cause additional dilution in our diluted earnings per share.


We would appreciate your confirmation at your earliest convenience that the matters addressed in this letter and its enclosures are satisfactory to you. Please call the undersigned at (314) 576-3312, or Heidi Steele at (312) 984-3624 or Robert Schreck at (312) 984-7582, both with McDermott Will & Emery.

                                                     Very truly yours,

                                                     /s/ Thomas H. Pollihan

                                                     Thomas H. Pollihan

THP/cam


cc:      Howard M. Baik
         Ellie Quarles
         Heidi Steele
         Robert A. Schreck, Jr.

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NO-ACTION LETTER REFERENCED IN SEC RESPONSE




                                   August 24, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
-------------------------------

      Re: Use of Form S-3
            Incoming letter dated August 9, 1995

      As discussed on August 21, 1995, based on the facts presented, it is the Division's view that a subsidiary-guarantor may use the short form registration statement, Form S-3 or Form F-3, to register the offering of its guarantee of senior securities to be issued by its registrant-parent. This position is conditioned on compliance with the following criteria:

      1. The registrant-parent company meets the registrant requirements and the conditions of transaction requirement B.1 to Form S-3 or Form F-3 relating to primary offerings of equity and non-investment grade securities.

      2. The guarantor-subsidiary is eligible to comply with its disclosure and periodic reporting as permitted under Staff Accounting Bulletin 53.

      3. Except as permitted under Staff Accounting Bulletin 53, and to the extent material to investors, the short form registration statement will include Form S-1 level disclosure about the guarantor-subsidiary.

      Because this position is based on the representations made in your letter, it should be noted that any different facts or conditions might require a different conclusion.

                                            Sincerely,

                                            /s/ Abigail Arms

                                            Abigail Arms
                                            Associate Director (Legal)




                        August 9, 1995

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                       [Letterhead of O'Melveny & Myers]



         Ms. Linda Quinn
         Director
         Securities and Exchange Commission
         Division of Corporation Finance
         450 Fifth Street, N.W.
         Washington, D.C. 20549

                     Re: Use of Form S-3

         Dear Ms. Quinn:

                      In the press and at securities update seminars, such as the Securities Regulation Institute held each year in Coronado, California, you have indicated an interest in hearing about rules and regulations of the Commission that result in additional paperwork and expense for issuers. We have come across one such instance in preparing a filing for a potential public debt offering by one of our clients.

                      Our client is a holding company ("Parent") that went public in 1993, meets all of the requirements to use Form S-3 and will be the issuer of the notes in the contemplated offering. All of Parent's operations are conducted by its wholly-owned subsidiary ("Subsidiary"), and Subsidiary will be the full and unconditional guarantor of the notes.

                      General Instruction I.C. to Form S-3 indicates that, on our facts, we have two securities that must be registered: the registrant-Parent notes and the Subsidiary-guarantor guarantee. Subsection 3 to General Instruction I.C. provides for the use of Form S-3 where the subsidiary is the issuer of the notes and the registrant-parent is the guarantor; this is the reverse of our facts. Our client cannot use this structure without obtaining a variety of approvals that would be time consuming and expensive. Subsection 2 to General Instruction I.C. is also not available

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         because the notes may not be an "investment grade security" as contemplated by General Instruction I.B.2.

                      In preliminary conversations with the General Counsel's office, we Were informed that we Would need to use Form S-1. Our impression, from conversations with the Staff, was that this is a "glitch" in the rules, but that since it is the rule, Form S-3 is not available for our use.

                      In reviewing our facts, all officers and directors of Subsidiary are officers and/or directors of Parent. All of Subsidiary's material contracts are material to Parent and are already on file with the Commission. We intend to provide the investor with supplemental financial information, in the notes to Parent's financial statements, setting forth separate balance sheet, income statement and cash flow information on Parent, Subsidiary and all non-guarantor subsidiaries of Parent.

                      If Subsidiary were the issuer of the notes and primarily liable for these obligations, Form S-3 and its lesser disclosure requirements would be available. Now that we propose to have Parent, the Form S-3 qualified reporting company, be the issuer and primary obligor and Subsidiary be the guarantor and only secondary obligor, the Commission is insisting upon the full disclosure requirements of Form S-1. Our quandary is how can more disclosure be required when Subsidiary is secondarily liable than if it were primarily liable.

                      We wanted to bring this problem to your attention. We would appreciate any assistance you can give us in this matter. If you need any additional information about this proposed offering or this paradox, please contact Ken Bishop at (310) 246- 6780 or me at (310) 246-6818.

                                               Very truly yours,

                                               /s/ Sharon A. Borak

                                               Sharon A. Borak